MANAGEMENT DISCUSSION & ANALYSIS

Ontario Securities Commission FORM 51-102F1

ISSUER DETAILS

FOR QUARTER ENDED	March 31, 2014

DATE OF REPORT	May 30, 2014

NAME OF ISSUER	Sphere 3D Corporation

ISSUER ADDRESS	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

ISSUER TELEPHONE NUMBER	(416) 749-5999

CONTACT PERSON	Peter Tassiopoulos
CONTACT POSITION	CEO
CONTACT TELEPHONE NUMBER	(416) 749-5999
CONTACT EMAIL ADDRESS	peter.tassiopoulos@sphere3d.com

WEB SITE ADDRESS	www.sphere3d.com

FORM 51-102F1

SPHERE 3D CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

Sphere 3D Corporation is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI.

This Management’s Discussion and Analysis includes the financial results of the Company, its wholly-owned subsidiaries, V3 Systems Holding, Inc., which was incorporated in the State of Delaware on January 14, 2014, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 and is listed on the TSXV, under the trading symbol “ANY” and quoted on the OTCQX under the trading symbol “SPIHF”. The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1 and maintains an office at 12159 South Business Park Drive, Suite 140, Draper, Utah 84020.

ADVISORY

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Sphere 3D Corporation (“Sphere 3D” or the “Company”), for the three months ended March 31, 2014 and updates our MD&A for fiscal 2013. The information contained herein should be read in conjunction with the condensed consolidated financial statements for the three months ended March 31, 2014.

The Company prepares its condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has reported on this basis in these consolidated interim financial statements. All financial information contained in this MD&A and in the unaudited condensed consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The quarterly unaudited condensed consolidated financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors on May 27, 2014.

FORWARD LOOKING INFORMATION

Certain statements in this MD&A constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D’s actual results could differ materially from those anticipated.  Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed herein, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Sphere 3D is a technology company that delivers solutions that streamline and simplify computing life. The Company’s technology enhances the user experience of both legacy and current applications and empowers users to gain access to these applications from devices of their choosing.

Over the last five years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™ , for the delivery of applications from a server-based computing architecture. The Company has taken a unique approach in that it has built its technology platform without the use of a hypervisor and instead has designed its own microvisor. One of the benefits of this approach is the ability to deliver multiple application sessions on either a single server or through clusters of servers without the requirement to deliver complete virtual desktop infrastructure. Through Glassware 2.0 ™, the process for “porting” and “publishing” applications is streamlined to the point that its practically automated, requiring very little administration input.

On March 21, 2014, the Company acquired the Virtual Desktop Infrastructure technology (“VDI technology”) of V3 Systems, Inc. including the Desktop Cloud Orchestrator® virtualization management software which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments as well as the V3 Appliances; a series of purpose-built, compact, efficient and easy-to-manage servers.

The Company’s Glassware 2.0 ™ architecture and unique “application only” virtualization, coupled with complementary software from its acquisition of the VDI technology, enables the Company and its partners to deliver unmatched flexibility within the industry and a wide array of deployment options.

Since inception, the Company has invested the majority of its capital in the design, development and testing of its technology, with the majority of employees and financial resources allocated to such functions. In 2014, the Company has transitioned its focus from entirely a research and design organization to a commercial enterprise, through an increased investment in sales and marketing resources.

Business Highlights

  Completed acquisition of the Virtual Desktop Infrastructure technology (“VDI technology”) of V3 Systems, Inc., a privately held virtualization company, including the V3 Appliances design, Desktop Cloud Orchestrator™ (“DCO”) software and other Intellectual Property related to the VDI technology.

  Hired certain key individuals including Mr. Stoney Hall, to head Global Sales, and former founder of V3 Systems, Mr. Peter Bookman, who is taking on responsibility, amongst other things, for accelerating the building of the Company’s Intellectual
  Property Portfolio;

  Converted 3 provisional patents to full patent fillings in Q1 2014; bringing the total number of full patent filings to 12;

  Recognized over $1 million in revenue in Q1 from Glassware 2.0™ licenses, V3 Appliances, Professional Services and Desktop Cloud Orchestrator™, including the Company’s first Desktop as a Service (“DaaS”) agreement, with an international services company;

  Derived revenue from customers in Canada, United States, Europe and elsewhere; verticals sold to in Q1 2014 include Government, Construction and Financial Services;

  Finalized partnership with Dell to integrate the Glassware 2.0™ platform and DCO software, with Dell DRIVE;

  Signed a collaboration agreement with Novarad Corporation. The Collaboration agreement will allow Sphere 3D and Novarad to offer an on premise appliance for the delivery of Novarad software to healthcare providers; without the requirement to refresh workstation hardware. By delivering an Infrastructure as a Service (“IaaS”) offering, customers can take advantage of a prebuilt solution based on a verified architecture that reduces deployment risk and accelerates time to availability.

  Expanded relationship in Q1 2014 with Corel beyond previously announced VAR and Distribution agreements. Provided Glassware 2.0 as a platform for WordPerfect™ X7 companion iPad offering. Corel is estimated to have over 100 million active retail users in 75 countries;

  Raised USD $5 Million through the sale of a senior secured 8% convertible debenture, convertible at USD $7.50 per share.

Sales and Marketing

The Company intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, independent software vendors (“ISVs”) and systems integrators.

The Company’s software is delivered through a Software as a Service (“SaaS”) model with maintenance to end-user customers included as well as under a perpetual license.

In establishing prices for the Company’s products, the Company considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

Having just recently commenced marketing efforts, the Company intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Company licensees, resellers, ISVs as well as educating the media and industry analysts about the unique value proposition associated with deploying the Company’s technology as a virtualization platform.

Subsequent Event

On May 15, 2014, the Company signed an Agreement to acquire all the securities of Overland Storage, Inc. through the merger of Overland with a wholly owned subsidiary of the Company. The acquisition is the culmination of the ongoing expansion of the relationship between Sphere 3D and Overland, which had included expanding the existing supply and license agreements to include V3 appliances, DCO and collaboration on additional IP creation. Overland’s completed purchase of Tandberg Data in Q1 2014 gives Sphere 3D access to a combined channel of over 19,000 resellers, multiple distributers and OEMs as well as a customer install base that exceeds 1,000,000 units.

To support the acquisition of Overland Storage, the Company signed a $10 Million bought deal financing with a syndicate of investment firms lead by Cormark Securities, and including Jacob Securities and Paradigm Capital. The financing is scheduled to close on June 3.

Proprietary Protection

Sphere 3D has designed and maintains its virtualization platform. The Company will be relying on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D has filed, or obtained through its acquisition of the VDI technology, the following patents in the United States, each of which is pending registration:

13/175,766	Intermediation of hypervisor file system and storage device models
13/175,771	Virtual Machine Allocation internal and external to physical environment
13/250,836	Migration of Virtual Machine Pool
13/741,884	Systems and Methods of Optimizing Resources for Emulation
13/742,585	Systems and Methods of Managing Access to Remote Resources
13/742,632	Systems and Methods for Managing Emulation Sessions
61/806,048	Systems and Methods for Providing an Emulator
61/806,054	Systems and Methods for Managing Emulation Resources
61/806,059	Systems and Methods for Accessing Remote Resources for Emulation

Sphere 3D has filed the following patents in Canada, each of which is pending registration:

2,764,283	Mobile Device Control Application for Improved Security and Diagnostics
2,764,354	Host-Emulator Bridge System and Method
2,764,362	RDP Session Monitor/Control System and Application

Sphere 3D has acquired the following PCT patent applications:

12/27007	Migration of virtual machine pool
12/27010	Automated adjustment of cluster policy
12/43187	Virtual Machine Allocation internal and external to physical environment
12/43183	Intermediation of hypervisor file system and storage device models

Sphere 3D has filed the following trademarks in Canada:

1600132	GLASSWARE 2.0
1615670	SPHERE 3D
1617275	ANY APP, ANY DEVICE, ANYTIME

Sphere 3D has acquired the following trademarks in the US:

4,086,758	V3
4,135,466	V3 (a stylized version)
4,288,340	V3 Desktop Cloud Orchestrator

Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with filing. The Company may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections

Despite Sphere 3D's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D's intellectual property rights, to protect Sphere 3D's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D's business, operating results and financial condition. There can be no assurance that Sphere 3D's means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

SEGMENTED INFORMATION

The Company’s product development, sales, and marketing operations are conducted from its offices in Mississauga, ON, Canada and Draper, Utah. The Company’s operations focus on one market segment, Cloud Computing and Virtualization, including the development, and sale of Sphere 3D’s “Glassware 2.0™” virtualization platform the V3 Desktop Cloud Orchestrator ™ management software and purpose-built VDI servers.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarters Ended March 31, 2014 and 2013

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

	3 Months ended
	March 31	March 31
	2014	2013
	(unaudited)	(unaudited)

Revenue	$1,005,334	$-
Cost of goods sold	433,538	-
Gross margin	571,796	-
	56.9%

Net comprehensive loss for the period	(384,401)	(645,287)

Loss per share	$(0.02)	$(0.04)

AS AT	March 31	December 31
	2014	2013
	(unaudited)	(unaudited)
Current assets	$8,285,992	$6,838,994
Non-current assets	18,954,054	2,057,198
Total assets	$27,464,046	$8,896,192
Current liabilities	$3,259,730	$982,770
Non-current liabilities	7,464,099	-
Total liabilities	$10,723,829	$982,770
Total equity	$16,516,217	$7,913,422

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

With first sales of the Company’s Glassware 2.0 technology, V3 appliances and DCO software, the Company has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software and software licensing.

During the quarter ended March 31, 2014, the Company incurred Cost of goods sold and operating costs of $1,377,956 compared to $646,700 for the three months ended March 31, 2013.

Cost of goods sold for the three months ended March 31, 2014 was $433,538 compared to $NIL for the three months ended March 31, 2013. The costs relate to hardware, licenses and support costs incurred to generate the revenue. There were no cost of sales related to the recognition of licensing fees; which creates higher gross margins than those that may be recognized in the future.

The Company has met the IFRS requirements for the deferral of development expenses and during the three months ended March 31, 2014 capitalized $700,532 in development costs compared to $44,843 for the three months ended March 31, 2013. Research and development costs for the three months ended March 31, 2014 and for the three months ended March 31, 2013 were at a comparable level which results in the appearance of a reduction in the growth of ongoing expenses on a comparative basis.

Salaries and consulting for the three months ended March 31, 2014 were $611,856 compared to $394,469 for the three months ended March 31, 2013. The Company expanded its staff, during the first quarter of 2014, with additions in sales, marketing and support and expects to add additional staff in sales, marketing and research & development throughout fiscal 2014.

Professional fees for the three months ended March 31, 2014 were $49,283 compared to $78,480 for the three months ended March 31, 2013. On an ongoing basis, Professional fees mainly relate to legal and audit fees, however during the first quarter of 2013 the Company incurred a significant charge related to recruiting as it acquired additional development staff.

General and administrative expenses for the three months ended March 31, 2014 were $144,518 compared to $82,965 for the three months ended March 31, 2013. The increase in general and administrative expenses, during the first quarter of 2014, was mainly the result of the Company’s involvement in Tradeshows to promote its products. We expect to continue to see growth in these expenses throughout fiscal 2014.

Regulatory costs for the three months ended March 31, 2014 were $58,610 compared to $32,899 for the three months ended March 31, 2013. The Company began trading on the OTC-QX in October of 2013 which resulted in higher listing and maintenance fees. The Company has applied for a listing on the NASDAQ which is expected to be approved in the second quarter of 2014. The move to NASDAQ will increase regulatory costs going forward.

Financial and non-operating income during the three months ended March 31, 2014 decreased to $(11,779) compared to $1,413 for the three months ended March 31, 2013. The decrease was mainly the result of an increase in interest expense and a holding loss on investments offset by the strengthening of the Canadian dollar against the US dollar at the end of the quarter which resulted in an unrealized foreign exchange gain.

The net comprehensive loss for the three months ended March 31, 2014 was $384,401 or $0.02 per share compared with a net comprehensive loss in 2013 of $645,287 or $0.04 per share.

Financial Position

Sphere 3D's cash position increased during the three months ended March 31, 2014 by $1,590,216 compared to a decrease of $579,471 for the three months ended March 31, 2013. Operating activities required cash of $192,499 (2013 - $507,007), after adjustments for non-cash items and changes in other working capital balances. Investing activities required cash of $5,121,753 (2013 - $72,464), mostly related to the acquisition of the VDI technology, the development of Sphere 3D’s technology and the acquisition of property and equipment to support Sphere 3D’s ongoing development work. Sphere 3D received net cash of $6,904,468 (2013 - $Nil), after issue costs, from the closing of its debenture financing and the exercise of warrants and options.

Liquidity and Capital Resources

At March 31, 2014, Sphere 3D had cash of $7,141,004 and working capital of $5,026,262 compared to cash of $5,550,788 and working capital of $5,856,224 as at December 31, 2013.

Contractual Obligations

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

Contractual Obligation	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Office Lease	$ 123,000	$ 58,000	$ 65,000	$ -	$ -

Off-Balance Sheet Arrangements

None.

SUMMARY OF OUTSTANDING SHARES AND DILUTIVE INSTRUMENTS

The authorized capital of the Company consists of an unlimited number of common shares, of which 23,414,271 common shares were issued and outstanding as of the date of this MD&A.

Certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%

Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at March 31, 2014 and December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Future releases

June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,724,000	80	2,583,751	60	6,307,751	70

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. As well, if the operations or development of the Intellectual Property or the business are discontinue then the unreleased securities held in the QT Escrow will be cancelled.

As of the date of this MD&A, the Company has warrants outstanding to purchase up to an aggregate of 1,483,786 common shares, at a total exercise price of $3,395,661.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange) and the vesting and expiry provisions. The maximum number of common shares reserved for issuance for options that may be granted under the Option Plan is 20% of the number of common shares outstanding as of the record date of the last Annual and Special meeting of shareholders , or 3,375,000 Options. As of the date of this MD&A, the Board of Directors has awarded options under the Option Plan to purchase up to an aggregate of 3,211,251 common shares, of which 301,251 have been exercised and 2,910,000 are issued and outstanding.

As part of the Company’s acquisition of certain intangible assets, the Company shall pay an earn-out, based on achieving certain milestones in revenue and gross margin on the VDI technology, of up to a further USD $5.0 million, payable at the option of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at the 20-day weighted average trading price preceding the date(s) the earn-out is realized.

Assuming that all of the outstanding options and warrants are exercised and the maximum number of earn-out shares are issued, 28,859,471 common shares would be issued and outstanding on a fully diluted basis.

Quarterly Information

	Mar	Dec	Sep		Jun	Mar	Dec	Sep	Jun
	2014	2013	2013		2013	2013	2012	2012	2012
Revenue	$1,005,334	$-	$-		$-	$-	$-	$-	$1,700
Expenses	1,389,735	699,586	468,663		564,487	645,287	1,054,711	530,008	356,812
Net comprehensive loss	$(384,401)	$(699,586)	$(468,663)	$	(564,487)	$(645,287)	$(1,054,711)	$(530,008)	$(355,112)

Loss per share	$(0.02)	$(0.04)	$(0.03)		$(0.04)	$(0.04)	$(0.08)	$(0.04)	$(0.03)

Weighted average number of shares	21,691,980	19,867,824	17,187,594		16,114,339	16,114,339	13,736,923	11,869,813	11,050,569

	Mar	Dec	Sep	Jun	Mar	Dec
	2014	2013	2013	2013	2013	2012

Cash	$7,141,004	$5,550,788	$1,394,704	$493,825	$1,053,863	$1,633,334
Total assets	$27,240,046	$8,896,192	$3,895,774	$1,901,272	$2,555,163	$3,210,719
Working capital	$5,026,262	$5,856,224	$1,841,935	$562,892	$1,077,889	$1,728,803

TRANSACTIONS WITH RELATED PARTIES

Related parties of the Company include the Company’s key management personnel and independent directors. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	March 31	March 31
	2014	2013
Salaries, fees and benefits	$122,500	$142,500
Share-based payments – management	-	18,500
Share-based payments – directors	-	-
	$122,500	$161,000

Legal services of $114,877 (2013 - $16,691) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $176,025 (2013 - $22,500)

BOARD OF DIRECTORS AND MANAGEMENT CHANGES

On March 6, 2014, the Company appointed Mr. Peter Tassiopoulos, the Company’s Chief Executive Officer, to the Company’s Board of Directors. To make room on the Board for this new appointment, Mr. John Morelli stepped down as a director and officer of the Company. Mr. Morelli continues to focus on his role of leading the R&D and technology team at Sphere 3D.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying value of cash, investments, subscriptions receivable, sales tax receivable, prepaid and sundry assets and accounts payable and accrued liabilities approximate their fair values. For more detailed information please refer to Note 4 in the audited consolidated financial statements for the year ended December 31, 2013.

SUMMARY OF INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

NEW ACCOUNTING STANDARDS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded from the table below.

(i)	IAS 32 – Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(ii)	IAS 36 – Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

IFRS 9 – Financial Instruments - IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

DISCLOSURE CONTROLS AND INTERNAL REPORTING

The Company has evaluated its internal controls over financial reporting and believes that as at December 31, 2013, its system of internal controls over financial reporting as defined under NI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

Certain weaknesses in its system are apparent. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting areas, a situation that is common in many smaller companies. As a consequence of this situation it is not feasible to achieve the complete segregation of duties.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the Board of Directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the Audit Committee of the Board of Directors and the Company's auditors.

The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement may occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

RISK AND UNCERTAINTY FACTORS

Risks Related to our Business

Limited Operating History

Sphere 3D is a development stage company which has a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0 ™ product offering. Sphere 3D's near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. As a result of these and other factors, Sphere 3D may not be able to achieve, sustain or increase profitability on an ongoing basis.

Sphere 3D is subject to many risks common to development stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenues, technology, and market acceptance issues. There is no assurance that Sphere 3D will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of Sphere 3D's early stage of operations.

Problems Resulting from Rapid Growth

Sphere 3D will be pursuing, from the outset, a plan to market its platform throughout Canada, the United States and abroad and will require capital in order to meet these growth plans and there can be no assurances that the Corporations capital resources will enable Sphere 3D to meet these growth needs. The plan will place significant demands upon Sphere 3D, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, Sphere 3D expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of Sphere 3D.

Additional Financing May be Required

Sphere 3D may need additional financing to continue its operations. Financing may not be available to Sphere 3D on commercially reasonable terms, if at all, when needed. There is no assurance that Sphere 3D will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet its future capital needs.

Impact of Competition

The technology industry, including emulation and virtualization software, is very dynamic with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Newer technology may render Sphere 3D's technology obsolete which would have a material, adverse effect on its business and results of operations. Sphere 3D will be competing with others offering similar products. If Sphere 3D's systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than Sphere 3D's technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render Sphere 3D's technology obsolete, Sphere 3D will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for Sphere 3D.

Information Technology, Network and Data Security Risks

Sphere 3D faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of Sphere 3D. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Sphere 3D relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to Sphere 3D in the future on acceptable commercial terms or at all. If Sphere 3D were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of Sphere 3D.

Investment in Technological Innovation

If Sphere 3D fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of Sphere 3D.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Sphere 3D to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Sphere 3D can continuously attract, retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of Sphere 3D to operate. Sphere 3D considers the services of Peter Tassiopoulos, Chief Executive Officer and John Morelli, who heads the Company’s R&D and technology team, to be key to the operation of Sphere 3D. While there can be no assurances as to the continued retention of these individuals, Sphere 3D believes that they are heavily incentivized through stock ownership, options and other compensation, so that the risk of departure is low.

Conflicts of Interest

Sphere 3D may contract with affiliated parties or other companies or members of management of Sphere 3D or companies whose members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Certain members of management of Sphere 3D will have other minor business activities other than the business of Sphere 3D, but each member of management intends to devote substantially all of their working hours to Sphere 3D. Although management intends to act fairly, there can be no assurance that Sphere 3D will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had Sphere 3D or any other company had been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Sphere 3D or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, and technology which may be acquired over time. In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Sphere 3D intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of Sphere 3D may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Sphere 3D, as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Sphere 3D, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Sphere 3D's revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future. Thus, there can be no assurance that Sphere 3D will be able to reach profitability on a quarterly or annual basis.

Sphere 3D has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of Sphere 3D for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of its key management personnel, and upon available information concerning the communications and technology industries. Management does not have experience in the anti-virus industry. If management's assumptions prove to be incorrect, Sphere 3D will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Sphere 3D may be subject to additional risks associated with doing business in foreign countries.

Sphere 3D currently operates within Canada, but Sphere 3D expects to do business in the United States and elsewhere in the world. As a result, it may face significant additional risks associated with doing business in other countries. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries Sphere 3D may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. Sphere 3D also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition. Foreign economies may differ favorably or unfavorably from the Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, Sphere 3D may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving. There can be no certainty as to the application of laws and regulations in particular instances. Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws may occur quickly and sometimes unpredictably. These factors may limit Sphere 3D’s ability to enforce agreements with its current and future clients and vendors. Furthermore, it may expose Sphere 3D to lawsuits by its clients and vendors in which it may not be adequately able to protect itself.

When doing business in foreign countries, Sphere 3D may be unable to fully comply with local and regional laws which may expose it to financial risk.

When doing business in foreign countries, Sphere 3D may be required to comply with informal laws and trade practices imposed by local and regional government administrators. Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require Sphere 3D to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations. Any failure on the part of Sphere 3D to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

Risks Related to Sphere 3D's Intellectual Property

Protection of Sphere 3D's Intellectual Property

Sphere 3D's products utilize a variety of proprietary rights that are important to its competitive position and success. Sphere 3D has filed a number of patent applications and has been protecting its Intellectual Property through trade secrets and copyrights. To date, Sphere has not been granted any definitive patents and because the Intellectual Property associated with the Sphere 3D's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D. Sphere 3D may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost. Sphere 3D generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with Sphere 3D's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information. Sphere 3D's inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

Sphere 3D could become subject to litigation regarding intellectual property rights that could significantly harm its business. Sphere 3D's commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties. Competitors, many of whom have substantially greater resources than Sphere 3D and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Sphere 3D's ability to make or sell Sphere 3D's systems or provide Sphere 3D's services.

Other Risks

Sphere 3D’s Share Price Fluctuations and Speculative Nature of Securities

The price of the Sphere 3D Shares could fluctuate substantially and should be considered speculative securities. The price of the Sphere 3D Shares may decline, and the price that prevails in the market may be higher or lower than the price investors pay depending on many factors, some of which are beyond Sphere 3D's control. In addition, the equity markets in general, and the Exchange in particular, have experienced extreme price and volume fluctuations historically that have often been unrelated or disproportionate to the operating performance of those companies. These broad market factors may affect the market price of the Sphere 3D Shares adversely, regardless of its operating performance.

Volatility in the Price of Sphere 3D Shares

The market for the Sphere 3D Shares may be characterized by significant price volatility when compared to seasoned issuers, and management expects that the share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Sphere 3D may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention from day-to-day operations and consume resources, such as cash.

Operating results may fluctuate as a result of a number of factors, many of which are outside of the control of Sphere 3D. The following factors may affect operating results: ability to compete; ability to attract clients; amount and timing of operating costs and capital expenditures related to the maintenance and expansion of the business, operations and infrastructure; general economic conditions and those economic conditions specific to the internet; ability to keep web access operational at a reasonable cost and without service interruptions; the success of product expansion; and ability to attract, motivate and retain top-quality employees.

Dividends

Management intends to retain any future earnings to support the development of the business of Sphere 3D and does not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of Sphere 3D after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that Sphere 3D may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D Shares after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase Sphere 3D Shares.

ADDITIONAL INFORMATION

Additional information relating to Sphere 3D Corporation can be found on SEDAR at www.sedar.com.